Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of Stanley Black & Decker, Inc. (the “Company”) for the registration of debt securities, preferred stock, common stock (together with related preferred stock purchase rights), depository shares, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated February 15, 2017, with respect to the consolidated financial statements and schedule of the Company and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Hartford, Connecticut

October 25, 2017